(212) 318-6275

rachael.schwartz@paulhastings.com

April 10, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Multimedia Trust Inc. (the “Fund”)

Registration Statement on Form N-2

File Nos.: 333-[    ] and 811-08476

Ladies and Gentlemen:

On behalf of the Fund, transmitted herewith is a copy of the Fund’s Registration Statement on Form N-2 for filing under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (the “Registration Statement”).

The Registration Statement is for the shelf registration of shares of the Fund’s common stock or preferred stock, including subscription rights to purchase common stock or preferred stock, in an amount not to exceed $400 million. We request that the Registration Statement become effective on June 30, 2014, and will submit a request for acceleration of effectiveness to such date upon the filing of an amendment to this Registration Statement.

Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz

for PAUL HASTINGS LLP

Paul Hastings LLP | 75 East 55th Street | New York, NY 10022

t: +1.212.318.6000 | www.paulhastings.com